

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 23, 2016

Robert Nijst
Chief Executive Officer
VTTI Energy Partners LP
25-27 Buckingham Palace Road
London, SW1W 0PP, United Kingdom

> **Re:** **VTTI Energy Partners LP**
> **Registration Statement on Form F-3**
> **Filed April 29, 2016**
> **File No. 333-211047**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **File No. 1-36574**

Dear Mr. Nijst:

We have limited our review of your registration statement to those issues we have addressed in our comments. We have also reviewed your Form 20-F and have comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to comments on your registration statement by amending the filing and providing the requested information. Please respond to the comments on your Form 20-F within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

1.   We note that on May 2, 2016 you submitted a confidential treatment request with respect to multiple agreements filed with your Form 20-F for the fiscal year ended December 31, 2015. Please note comments, if any, to the confidential treatment request will be issued under separate cover and that all comments related to your confidential treatment request must be resolved before we will be in a position to accelerate the effectiveness of your registration statement.

2.   Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until you have resolved all comments on your Form 20-F for the fiscal year ended December 31, 2015.

3.   We note that the tax opinion you filed as Exhibit 8.2 is dated April 29, 2015. Please obtain and file an updated tax opinion.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 3 – Key Information, page 3

Selected Financial Data, page 3

4.   You state that the non-GAAP measure Adjusted EBITDA is calculated as net income before interest expense, income tax expense, depreciation and amortization expense, and is further adjusted to reflect certain other non-cash and non-recurring items. However, we note that Adjusted EBITDA excludes realized foreign currency derivative gains for the fiscal years ended December 31, 2015 and 2014 and includes cash receipts related to previously earned harbor fees at your Rotterdam terminal for the fiscal year ended December 31, 2015. Please explain how these adjustments are consistent with your definition of Adjusted EBITDA and the guidance regarding adjustments to non-GAAP measures for non-recurring, infrequent, or unusual items. Refer to Item 10(e)(ii)(B) of Regulation S-K. In addition, tell us about the components of the adjustment for non-cash items in operating expenses.

5.   We note your presentation of Adjusted EBITDA includes an adjustment for the anticipated timing differences between the recognition and receipt of revenues. Describe the nature of this adjustment to us and explain how it enables users of your financial statements to assess your operating performance. With your response, quantify the impact of this adjustment to each period for which Adjusted EBITDA is presented in your Form 20-F. Refer to Item 10(e)(i)(C) of Regulation S-K.

6.   Please revise your disclosure of Adjusted EBITDA to explain how you calculate the adjustment for the net contribution of the Phase 2 assets of your Malaysian terminal.

Operating and Financial Review and Prospects, page 43

Operating Results, page 49

7.   Please revise your disclosure for all periods presented to quantify the impact of the underlying activities that generated income statement variances. Your revised disclosure should quantify the material causal factors identified as impacting each income statement line item. Refer to Item 5.A. of Form 20-F.

Liquidity and Capital Resources, page 53

8.   We note that your cash and cash equivalents are primarily held in U.S. dollars and Euros. Please provide additional disclosure quantifying the location of your cash and cash equivalents at period end.

Notes to the Consolidated and Combined Carve-Out Financial Statements

Note 4 – Related Party Transactions, page F-18

ATB Phase 2 Construction and Operations, page F-20

9.   We note that you have agreed to remit to VTTI BV all revenue received from ATB Phase 2 in excess of related operating costs. Tell us about the terms of this arrangement as it relates to the scenario where operating costs exceed revenue from ATB Phase 2.

Note 13 – Income Taxes, page F-30

10.   Please revise to disclose the components of income before tax expense and to present a reconciliation between the amount of reported total income tax expense and the amount computed by multiplying income before tax by the applicable statutory income tax rate. Refer to Rule 4-08(h) of Regulation S-X and FASB ASC 740-10-50-12.

11.   We note that you have net operating loss carryforwards with expiration dates between 2016 and 2036. Revise to provide additional detail regarding the expiration dates for these net operating loss carryforwards. Refer to FASB ASC 740-10-50-3.

Note 18 – Revenue by Service and Geographic Location, page F-38

12.   Please tell us how your current disclosure of revenue by geographic location complies with the requirement per FASB ASC 280-10-50-41(a) to disclose revenues attributed to individual countries.

Note 21 – Non-Controlling Interests, page F-39

13.   We note that you acquired an additional 6.6% economic interest in VTTI MLP BV from VTTI BV in 2015. Tell us about your treatment of this acquisition as it relates to your statement of operations and your calculation of earnings per unit.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act rules and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 or Sandra Eisen, Staff Accountant, at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Sean T. Wheeler, Esq.
        Latham & Watkins LLP